Exhibit 99.1

SUPERVALU ANNOUNCES SECOND QUARTER FISCAL 2013 RESULTS

•	Cash flow from operations of $188 million in second quarter and $415 million year-to-date

•	Net loss per share, including charges, of $0.52 in quarter; $0.00 earnings per share excluding charges

•	EBITDA of $1.65 billion before charges for the 52 weeks ended September 8, 2012

•	Debt reduction anticipated to be in the range of $400 to $450 million for the year

•	New $1.65 billion asset-based revolving credit facility and $850 million term loan completed

•	Company provides update on strategic review

Minneapolis, October 18, 2012 – SUPERVALU INC. (NYSE: SVU) today reported second quarter fiscal 2013 net sales of $8.0 billion compared to $8.4 billion last year. The net loss for the second quarter totaled $111 million, or $0.52 per diluted share, including predominantly non-cash net charges of $111 million after-tax, or $0.52 per diluted share. These net charges are comprised of intangible asset impairment charges ($45 million after-tax, or $0.21 per diluted share), charges related to the previously announced store closures net of a gain on sale of assets ($25 million after-tax, or $0.12 per diluted share), other asset impairment charges ($23 million after-tax, or $0.11 per diluted share), the write-off of unamortized costs related to the senior secured credit facilities which were replaced by the recent debt refinancing ($14 million after-tax, or $0.06 per diluted share), and other employee-related costs ($4 million after-tax, or $0.02 per diluted share). When adjusted for these items, second quarter net earnings were $0.00 per diluted share compared to $60 million, or $0.28 per diluted share last year. [See table 1 for a reconciliation of GAAP (actual) and non-GAAP (adjusted) results appearing in this release]. Year-to-date net cash flows from operating activities were $415 million and EBITDA before charges for the 52 weeks ended September 8, 2012 was $1.65 billion.

“We have accomplished a number of important steps since I became president and chief executive officer mid-way through the second quarter, including the successful refinancing of our credit facility, restructuring our executive leadership team, and announcing the closure of 60 stores,” said Wayne Sales, SUPERVALU’s president, chief executive officer, and chairman. “Our team is aggressively focused on four key strategic imperatives necessary to improve our business: driving profitable retail sales, growing Save-A-Lot, building our network of successful independent retailers, and reducing costs. I am excited by the progress we have made in defining our key strategies and specific initiatives within each segment of our business.”

Sales continued, “We recently completed our price repositioning at Jewel-Osco and are pleased with the initial results. Price is only one part of an overall plan to build traffic and drive customer engagement. However, as we measure these results, we are also assessing our on-going approach to price investments, our value proposition and how we go to market. As such, the timing of repositioning half our stores will extend past the end of fiscal 2013. At the same time, we are moving quickly on initiatives that will remove significant cost from our business, efforts that will make us more competitive in the future. And, although we have much to do, I am encouraged every day by the quality of our team members and their commitment to our success.”

“I am pleased that the Company continues to generate substantial cash flow. Year-to-date, we have generated more than $400 million in cash flow from operations and, including the proceeds from asset sales, will generate between $900 and $950 million in fiscal 2013. We will use this to reduce our outstanding debt and keep our stores fresh and appealing,” concluded Sales.

Second Quarter Results

Second quarter net sales were $8.0 billion compared to $8.4 billion last year, a decline of 4.6 percent. The decrease in net sales primarily reflects both a decline in identical store sales and the disposition of a majority of the Company’s retail fuel centers which contributed $158 million in sales in the second quarter of fiscal 2012. Identical store sales were influenced by the stressed consumer, the competitive environment, and continued investment in achieving competitive pricing.

Gross profit margin for the second quarter was $1.72 billion, or 21.4 percent of net sales, compared to $1.87 billion or 22.2 percent of net sales last year. The decrease in gross margin as a percent of net sales reflects the negative rate impact from additional promotional activity, an increased level of continued investment in competitive pricing, and a change in business mix which was partially offset by the rate benefit from lower fuel sales (approximately 30 basis points) and a lower LIFO charge.

Selling and administrative expenses in the second quarter were $1.69 billion, or 21.0 percent of net sales, including $87 million in net pre-tax charges primarily related to store closures, asset impairments, and employee-related costs partially offset by the gain on sale of assets. Excluding these items, selling and administrative costs were $1.60 billion, or 19.9 percent of net sales, including an approximate 30 basis point negative impact from lower fuel sales. In the second quarter of fiscal 2012, selling and administrative costs were $1.66 billion, or 19.7 percent of net sales last year. The 10 basis point decrease in the adjusted selling and administrative expense rate as a percent of net sales in the second quarter of fiscal 2013 reflects a change in business mix which was partly offset by the impact of higher corporate reserves related to surplus properties.

Net interest expense for the second quarter was $141 million and included $22 million in pre-tax charges related to writing-off the unamortized loan costs associated with the Company’s previous senior secured credit facility. Excluding this charge, net interest expense was $119 million. In the second quarter of fiscal 2012, net interest expense was $120 million. During the quarter, the Company refinanced its senior secured credit facilities with a $1.65 billion asset-based revolving credit facility and an $850 million term loan, secured by a portion of the Company’s real estate and equipment.

SUPERVALU’s income tax benefit was $71 million, or 38.8 percent of pre-tax loss, for the second quarter, compared to income tax expense of $36 million, or 37.4 percent of pre-tax income in last year’s second quarter.

Diluted weighted-average shares outstanding for the second quarter were 212 million shares compared to 213 million shares last year. For the second quarter of fiscal 2013, diluted loss per share is computed using the basic weighted-average number of shares outstanding and excludes all outstanding stock options and restricted stock as their effect is anti-dilutive when applied to a loss. As of October 12, 2012, SUPERVALU had 214 million shares outstanding.

Retail Food

Second quarter Retail Food net sales were $5.20 billion compared to $5.61 billion last year, a decline of 7.3 percent, primarily reflecting identical store sales of negative 4.3 percent and the disposition of a majority of the Company’s retail fuel centers which contributed $158 million in sales in the second quarter of fiscal 2012.

Retail Food operating loss was $83 million and included $142 million in net pre-tax charges related to intangible and other asset impairments, previously announced store closures and employee-related costs which were partially offset by the gain on sale of assets in conjunction with the previously announced store closures. Excluding these items, Retail Food operating earnings were $59 million, or 1.1 percent of net sales. For the second quarter of fiscal 2012, Retail Food operating earnings were $127 million, or 2.3 percent of net sales last year. The change in Retail Food operating earnings as a percent of net sales was primarily due to increased promotional activity, an increased level of continued investment in competitive pricing, and the deleveraging impact of negative identical store sales which were partially offset by cost reduction initiatives and a lower LIFO charge.

Save-A-Lot

Second quarter Save-A-Lot net sales were $973 million compared to $972 million last year, an increase of 0.1 percent, reflecting the benefit from 47 net new stores being operated at the end of the second quarter of fiscal 2013, offset by the impact from network identical store sales of negative 3.7 percent.

Save-A-Lot operating earnings in the second quarter were $18 million and included $16 million in pre-tax charges primarily related to store closure costs. Excluding these costs, Save-A-Lot operating earnings were $34 million, or 3.5 percent of net sales. For the second quarter of fiscal 2012, Save-A-Lot operating earnings were $50 million, or 5.1 percent of net sales last year. The decline in operating earnings as a percent of net sales was primarily attributable to lower gross margin rates attributable to competitive price investments and additional administrative costs to support its growth strategy.

Independent Business

Second quarter Independent Business net sales were $1.87 billion compared to $1.85 billion last year, an increase of 1.1 percent, primarily due to higher sales to existing customers.

Independent Business operating earnings in the second quarter were $50 million, or 2.7 percent of net sales, compared to $56 million, or 3.1 percent of net sales last year. The decline in Independent Business operating earnings as a percent of net sales was primarily attributable to gross margin investment.

Cash flows

Year-to-date net cash flows from operating activities were $415 million compared to $580 million in the prior year. Year-to-date net cash flows used in investing activities were $307 million compared to $203 million last year, reflecting higher payments for capital expenditures. Year-to-date cash flows used in financing activities were $117 million compared to $334 million last year, reflecting a higher level of debt reduction in the prior year.

Outlook

The Company currently expects debt reduction for fiscal 2013 to be in the range of $400 to $450 million. Cash capital spending is projected to be in the range of $450 to $500 million, including expenditures for technology, maintenance of fleet and facilities, new Save-A-Lot stores, and approximately 40 store remodels.

Strategic Review Update

The Company’s previously announced review of strategic alternatives is proceeding. The Company has received a number of indications of interest and is in active dialogue with several parties. There can be no assurance that this process will result in any transaction or any change in the Company’s overall structure or its business model.

Conference Call

A conference call to review the second quarter results is scheduled for 9:00 a.m. central time today. The call will be webcast live at www.supervaluinvestors.com (click on microphone icon). A replay of the call will be archived at www.supervaluinvestors.com. To access the website replay go to the “Investors” link and click on “Presentations and Webcasts.”

About SUPERVALU INC.

SUPERVALU INC. is one of the largest companies in the U.S. grocery channel with annual sales of approximately $35 billion. SUPERVALU serves customers across the United States through a network of approximately 4,400 stores composed of 1,099 traditional retail stores, including 797 in-store pharmacies; 1,341 Save-A-Lot stores, of which 943 are operated by licensee owners; and 1,950 independent stores serviced primarily by the Company’s food distribution business. SUPERVALU has approximately 125,000 employees. For more information about SUPERVALU visit www.supervalu.com.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Except for the historical and factual information contained herein, the matters set forth in this news release, particularly those pertaining to SUPERVALU’s expectations, guidance, or future operating results, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including competition, ability to execute initiatives, substantial indebtedness, impact of economic conditions, labor relations issues, escalating costs of providing employee benefits, regulatory matters, food and drug safety issues, self-insurance, legal and administrative proceedings, information technology, severe weather, natural disasters and adverse climate changes, the continuing review of goodwill and other intangible assets, accounting matters and other risk factors relating to our business or industry as detailed from time to time in SUPERVALU’s reports filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Unless legally required, SUPERVALU undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact	Media Contact

Steve Bloomquist	Mike Siemienas
952-828-4144	952-828-4245
steve.j.bloomquist@supervalu.com	mike.siemienas@supervalu.com

SUPERVALU INC. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)

	Fiscal Quarter Ended		Fiscal Quarter Ended
	September 8, 2012		September 10, 2011
(In millions, except per share data)	(12 weeks)	% of net sales	(12 weeks)	% of net sales
Net sales	$8,039	100.0%	$8,429	100.0%
Cost of sales	6,319	78.6%	6,556	77.8%

Gross profit	1,720	21.4%	1,873	22.2%

Selling and administrative expenses	1,687	21.0%	1,657	19.7%
Intangible asset impairment charges	74	0.9%	—	0.0%

Operating earnings (loss)	(41)	(0.5)%	216	2.6%

Interest expense, net	141	1.7%	120	1.4%

Earnings (loss) before income taxes	(182)	(2.3)%	96	1.1%
Income tax provision (benefit)	(71)	(0.9)%	36	0.4%

Net earnings (loss)	$(111)	(1.4)%	$60	0.7%

Net income (loss) per share
Basic	$(0.52)		$0.28
Diluted	$(0.52)		$0.28
Weighted average number of shares outstanding
Basic	212		212
Diluted	212		213

SUPERVALU INC. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)

	Fiscal Year-to-Date Ended		Fiscal Year-to-Date Ended
	September 8, 2012		September 10, 2011
(In millions, except per share data)	(28 weeks)	% of net sales	(28 weeks)	% of net sales
Net sales	$18,629	100.0%	$19,542	100.0%
Cost of sales	14,584	78.3%	15,210	77.8%

Gross profit	4,045	21.7%	4,332	22.2%

Selling and administrative expenses	3,803	20.4%	3,836	19.6%
Intangible asset impairment charges	74	0.4%	—	0.0%

Operating earnings (loss)	168	0.9%	496	2.5%

Interest expense, net	296	1.6%	275	1.4%

Earnings (loss) before income taxes	(128)	(0.7)%	221	1.1%
Income tax provision (benefit)	(58)	(0.3)%	87	0.4%

Net earnings (loss)	$(70)	(0.4)%	$134	0.7%

Net income (loss) per share
Basic	$(0.33)		$0.63
Diluted	$(0.33)		$0.63
Weighted average number of shares outstanding
Basic	212		212
Diluted	212		213

SUPERVALU INC. and Subsidiaries

CONDENSED CONSOLIDATED SEGMENT FINANCIAL INFORMATION

(Unaudited)

	Fiscal Quarter Ended	Fiscal Quarter Ended
	September 8, 2012	September 10, 2011
(In millions)	(12 weeks)	(12 weeks)
Net sales
Retail Food (1)	$5,196	$5,608
% of total	64.6%	66.6%
Save-A-Lot (1)	973	972
% of total	12.1%	11.5%
Independent Business	1,870	1,849
% of total	23.3%	21.9%

Total net sales	8,039	8,429
	100.0%	100.0%

Operating earnings (loss)
Retail Food (2)	$(83)	$127
% of sales	(1.6)%	2.3%
Save-A-Lot (3)	18	50
% of sales	1.9%	5.1%
Independent Business	50	56
% of sales	2.7%	3.1%
Corporate (4)	(26)	(17)

Total operating earnings (loss)	(41)	216
% of sales	(0.5)%	2.6%
Interest expense, net (5)	141	120

Earnings (loss) before income taxes	(182)	96
Income tax provision (benefit)	(71)	36

Net earnings (loss)	$(111)	$60

LIFO charge
Retail Food	$5	$17
Independent Business	1	2

Total	$6	$19

Depreciation and amortization
Retail Food	$171	$172
Save-A-Lot	16	14
Independent Business	15	16

Total	$202	$202

(1)	The Company's Save-A-Lot reportable segment was formerly aggregated with the Retail Food reportable segment.
(2)	Retail Food operating loss for the second quarter ended September 8, 2012 includes $74 of intangible asset impairment charges, $38 of asset impairment charges, $39 of charges for previously announced store closures, and $4 of multi-employer pension withdrawal, offset in part by $13 in gain on sale of assets in conjunction with the announced store closures.
(3)	Save-A-Lot operating earnings for the second quarter ended September 8, 2012 includes $16 of charges for previously announced store closures.
(4)	Corporate operating loss for the second quarter ended September 8, 2012 includes $3 of severance.
(5)	Interest expense for the second quarter ended September 8, 2012 includes $22 for the write-off of unamortized costs related to debt which was replaced as a result of the recent debt refinancing.

SUPERVALU INC. and Subsidiaries

CONDENSED CONSOLIDATED SEGMENT FINANCIAL INFORMATION

(Unaudited)

(In millions)	Fiscal Year-to-Date Ended September 8, 2012 (28 weeks)	Fiscal Year-to-Date Ended September 10, 2011 (28 weeks)
Net sales
Retail Food (1)	$12,021	$12,938
% of total	64.5%	66.2%
Save-A-Lot (1)	2,260	2,254
% of total	12.1%	11.5%
Independent Business	4,348	4,350
% of total	23.4%	22.3%

Total net sales	18,629	19,542
	100.0%	100.0%

Operating earnings (loss)
Retail Food (2)	$16	$277
% of sales	0.1%	2.1%
Save-A-Lot (3)	77	119
% of sales	3.4%	5.3%
Independent Business	115	133
% of sales	2.6%	3.1%
Corporate (4)	(40)	(33)

Total operating earnings (loss)	168	496
% of sales	0.9%	2.5%
Interest expense, net (5)	296	275

Earnings (loss) before income taxes	(128)	221
Income tax provision (benefit)	(58)	87

Net earnings (loss)	$(70)	$134

LIFO charge
Retail Food	$11	$30
Independent Business	1	6

Total	$12	$36

Depreciation and amortization
Retail Food	$406	$410
Save-A-Lot	37	33
Independent Business	35	35

Total	$478	$478

(1)	The Company's Save-A-Lot reportable segment was formerly aggregated with the Retail Food reportable segment.
(2)	Retail Food operating loss for the fiscal year-to-date ended September 8, 2012 includes $74 of intangible asset impairment charges, $38 of asset impairment charges, $39 of charges for previously announced store closures, and $4 of multi-employer pension withdrawal, offset in part by $13 in gain on sale of assets in conjunction with the announced store closures.
(3)	Save-A-Lot operating earnings for the fiscal year-to-date ended September 8, 2012 includes $16 of charges for previously announced store closures.
(4)	Corporate operating loss for the fiscal year-to-date ended September 8, 2012 includes $3 of severance.
(5)	Interest expense for the fiscal year-to-date ended September 8, 2012 includes $22 for the write-off of unamortized costs related to debt which was replaced as a result of the recent debt refinancing.

SUPERVALU INC. and Subsidiaries

CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions)	September 8, 2012	February 25, 2012
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$148	$157
Receivables, net	752	730
Inventories	2,190	2,150
Other current assets	222	188

Total current assets	3,312	3,225

Property, plant and equipment, net	6,120	6,362

Goodwill	847	847

Intangible assets, net	713	809

Other assets	862	810

Total assets	$11,854	$12,053

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$2,546	$2,519
Current maturities of long-term debt and capital lease obligations	250	388
Other current liabilities	596	683

Total current liabilities	3,392	3,590

Long-term debt and capital lease obligations	6,064	5,868

Pension and other postretirement benefit obligations	1,036	1,126

Other long-term liabilities	1,389	1,448

Commitments and contingencies

Total stockholders’ equity (deficit)	(27)	21

Total liabilities and stockholders’ equity	$11,854	$12,053

SUPERVALU INC. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Fiscal Year-to-Date Ended	Fiscal Year-to-Date Ended
	September 8, 2012	September 10, 2011
(In millions)	(28 weeks)	(28 weeks)
Cash flows from operating activities
Net earnings (loss)	$(70)	$134
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Intangible asset impairment charges	74	—
Depreciation and amortization	478	478
LIFO charge	12	36
Asset impairment and other charges	136	9
Net gain on the sale of assets and exits of surplus leases	(43)	(12)
Deferred income taxes	(43)	70
Stock-based compensation	9	8
Net pension and other postretirement benefits cost	64	66
Contributions to pension and other postretirement benefit plans	(93)	(77)
Other adjustments	20	11
Changes in operating assets and liabilities	(129)	(143)

Net cash provided by operating activities	415	580

Cash flows from investing activities
Proceeds from sale of assets	39	63
Purchases of property, plant and equipment	(344)	(267)
Other	(2)	1

Net cash used in investing activities	(307)	(203)

Cash flows from financing activities
Proceeds from issuance of debt	1,591	291
Payment of debt and capital lease obligations	(1,609)	(580)
Dividends paid	(37)	(37)
Other	(62)	(8)

Net cash used in financing activities	(117)	(334)

Net increase (decrease) in cash and cash equivalents	(9)	43
Cash and cash equivalents at beginning of year	157	172

Cash and cash equivalents at the end of period	$148	$215

SUPERVALU INC. and Subsidiaries

SUPPLEMENTAL INFORMATION

(Unaudited)

The measures and items identified below should not be considered an alternative to any GAAP measure of performance or liquidity. Management believes the measures and items identified below are measures of performance and important measures of liquidity. The items below should be reviewed in conjunction with SUPERVALU Inc's financial results reported in accordance with GAAP.

TABLE: 1 SECOND QUARTER FISCAL 2013 RECONCILIATION OF NET LOSS TO ADJUSTED NET EARNINGS

	Fiscal Quarter Ended September 8, 2012
(in millions, except per share data)	Before Tax	After Tax	Diluted Earnings Per Share
Net loss	$(182)	$(111)	$(0.52)
Adjustments:
Intangible asset impairment charges	74	45	0.21
Store closure impairment charges, net of gain	42	25	0.12
Long-lived asset impairment charges	38	23	0.11
Unamortized financing cost charge	22	14	0.06
Labor buy-out and severance costs	7	4	0.02

Net earnings after adjustments	$1	$—	$0.00

TABLE: 2 SECOND QUARTER FISCAL 2013 YEAR-TO-DATE RECONCILIATION OF NET LOSS TO ADJUSTED NET EARNINGS

	Fiscal Year-to-Date Ended September 8, 2012
(in millions, except per share data)	Before Tax	After Tax	Diluted Earnings Per Share
Net loss	$(128)	$(70)	$(0.33)
Adjustments:
Intangible asset impairment charges	74	45	0.21
Store closure impairment charges, net of gain	42	25	0.12
Long-lived asset impairment charges	38	23	0.11
Unamortized financing cost charge	22	14	0.06
Pension withdrawal and severance costs	7	4	0.02

Net earnings after adjustments	$55	$41	$0.19

TABLE: 3 RECONCILIATION OF NET EARNINGS (LOSS) TO ADJUSTED EBITDA FOR 52 WEEKS ENDED SEPTEMBER 8, 2012 AND SEPTEMBER 10, 2011

	52 Weeks Ended
(in millions)	September 8, 2012	September 10, 2011
Net earnings (loss)	$(1,244)	$27
Adjustments:
Goodwill and intangible asset impairment charges	1,506	270
Store closure and other impairment charges, net of gain (1)	64	36
Long-lived asset impairment charges	38	—
Labor buy-out, severance, and pension withdrawal	27	40
Depreciation and amortization	884	901
Interest expense (2)	508	519
Income tax provision (benefit)	(133)	70

Adjusted EBITDA	$1,650	$1,863

(1)	Store closure and other impairment charges, net of gain includes a gain on the sale of assets in conjunction with the announced store closures of $13 for the 52 weeks ended September 8, 2012 and a gain on the sale of Total Logistics Control of $62 for the 52 weeks ended September 10, 2011.
(2)	Interest expense for the 52 weeks ended September 8, 2012 is exclusive of the unamortized financing cost impairment charge, which is reported in Store closure and other impairment charges, net of gain above.